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Website: www.wsgr.com

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 30, 2023

Re:	Cheche Group Inc.
Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Cheche Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a business combination transaction (the “Business Combination”) contemplated by the business combination agreement dated January 29, 2023, by and among the Company, Prime Impact Acquisition I, a blank check company organized under the laws of the Cayman Islands, Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of the Company, and Cheche Technology, Inc., a company organized under the laws of the Cayman Islands (“CCT”). The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

This Draft Registration Statement also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of Prime Impact Acquisition I, at which the shareholders of Prime Impact Acquisition I will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has included in this initial submission of Draft Registration Statement (i) the audited consolidated financial statements of CCT as of and for year ended December 31, 2021, and (ii) the audited financial statements of Prime Impact as of December 31, 2020 and 2021, and for the period from July 21, 2020 (inception) through December 31, 2020 and for the year ended December 31, 2021, (iii) the unaudited condensed consolidated financial statements of CCT as of June 30, 2022 and for each of the six-month periods ended June 30, 2021 and 2022 for CCT, (iv) the unaudited financial statements of Prime Impact as of September 30, 2022 and for each of the nine months ended September 30, 2021 and 2022, and (v) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of CCT and Prime Impact. The Company has omitted from the Draft Registration Statement CCT’s consolidated financial statements as of and for the year ended December 31, 2020, as it reasonably expects that the omitted financial information will not be required at the time when the Draft Registration Statement is publicly filed. The Company will amend the Draft Registration Statement in the next confidential submission to include all financial statements required by Item 8.A.4 of Form 20-F.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊   ●   桑西尼   ●   古奇   ●   罗沙迪律师事务所

AUSTIN     BEIJING        BOSTON    BOULDER    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK     PALO ALTO

SALT LAKE CITY         SAN DIEGO         SAN FRANCISCO        SEATTLE         SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Very truly yours,

/s/ Ouyang Dan
Ouyang Dan

Enclosure

cc:	Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.
Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I
Dan Espinoza, Partner, Goodwin Procter LLP
Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP
Carl Scheuten, Partner, WithumSmith+Brown, PC